                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

           Information to be Included in Statements Filed Pursuant to
               Rules 13d-1(b), (c) and (d) and Amendments Thereto
                         Filed Pursuant to Rule 13d-2(b)
                               (Amendment No. 25)*

                                 Kellogg Company
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    487836108
                       ----------------------------------
                                 (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]  Rule 13d-1(b)

[_]  Rule 13d-1(c)

[X]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                      13G
------------------------------------------------------------------------------
  CUSIP NO. 487836108                               Page 2 of 9 pages
           -------------                                 -    -

------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY).

      The Bank of New York Company, Inc.
      (I.R.S. 13-2614959

------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

      A New York Corporation

------------------------------------------------------------------------------
                     5    SOLE VOTING POWER

     NUMBER OF               210,217
      SHARES
                   -----------------------------------------------------------
                     6    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY             129,027,868

                   -----------------------------------------------------------
       EACH          7    SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                 136,292

       WITH        -----------------------------------------------------------
                     8    SHARED DISPOSITIVE POWER

                          128,115,183

------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          129,238,085

------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                    [_]

------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                          31.7%

------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                          HC

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      13G
------------------------------------------------------------------------------
  CUSIP NO. 487836108                               Page 3 of 9 pages
           -------------                                 -    -

------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY).

                          Carlos M. Gutierrez

------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

                          U.S. Citizen

------------------------------------------------------------------------------
                     5    SOLE VOTING POWER

     NUMBER OF               543,078
      SHARES
                   -----------------------------------------------------------
                     6    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY             128,037,540

                   -----------------------------------------------------------
       EACH          7    SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                 536,105

       WITH        -----------------------------------------------------------
                     8    SHARED DISPOSITIVE POWER

                          128,037,540

------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          128,580,618

------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                    [_]

------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                          31.5%

------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                          IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      13G
------------------------------------------------------------------------------
  CUSIP NO. 487836108                               Page 4 of 9 pages
           -------------                                 -    -

------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY).

                          William C. Richardson

------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

                          U.S. Citizen

------------------------------------------------------------------------------
                     5    SOLE VOTING POWER

     NUMBER OF               12,325
      SHARES
                   -----------------------------------------------------------
                     6    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY             128,759,460

                   -----------------------------------------------------------
       EACH          7    SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                 5,400

       WITH        -----------------------------------------------------------
                     8    SHARED DISPOSITIVE POWER

                          128,759,460

------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          128,771,785

------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                    [_]

------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                          31.6%

------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                          IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      13G
------------------------------------------------------------------------------
  CUSIP NO. 487836108                               Page 5 of 9 pages
           -------------                                 -    -

------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY).

                          Jonathan T. Walton

------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

                          U.S. Citizen

------------------------------------------------------------------------------
                     5    SOLE VOTING POWER

     NUMBER OF                   0
      SHARES
                   -----------------------------------------------------------
                     6    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY             128,037,540

                   -----------------------------------------------------------
       EACH          7    SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                     0

       WITH        -----------------------------------------------------------
                     8    SHARED DISPOSITIVE POWER

                          128,037,540

------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          128,037,540

------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                    [_]

------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                          31.4%

------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                          IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Schedule 13G
Issuer: Kellogg Company
Page 6 of 9

     This Schedule 13G is being filed as Amendment No. 25 to the Schedule 13G dated April 23, 1979 filed on behalf of Harris Trust and Savings Bank, Lyle C. Roll, Russell G. Mawby and William V. Bailey as trustees of the W.K. Kellogg Foundation Trust (the "Trust") with respect to shares of common stock of Kellogg Company (the "Shares").

     This Amendment No. 25 is being filed by The Bank of New York as trustee of the Trust, on behalf of the Trust and on behalf of itself, Carlos M. Gutierrez, William C. Richardson and Jonathan T. Walton, as all of the trustees of the Trust for the year ending December 31, 2001.

     The number of Shares beneficially owned by each of The Bank of New York and certain of its affiliates, Carlos M. Gutierrez, William C. Richardson and Jonathan T. Walton, individually, as fiduciary or otherwise, is hereinafter reported. The number of Shares beneficially owned collectively by such persons is 130,515,408, which is 32.0% of the Shares outstanding. Of this amount 128,037,540 Shares, or 31.4% of the Shares outstanding, represent Shares owned in a fiduciary capacity on behalf of the Trust. Shares owned in other fiduciary capacities are noted on Exhibit 99.1.

     The number of reported Shares for Carlos M. Gutierrez includes 457,256 Shares that Mr. Gutierrez may acquire within 60 days of December 31, 2001 by exercising options granted to him under the Kellogg Company Key Employee Incentive Plan. The number of reported Shares for William C. Richardson includes 5,000 Shares that Dr. Richardson may acquire within 60 days of December 31, 2001 by exercising options granted to him under the Kellogg Company Non-Employee Director Stock Plan.

Item 1.   (a)  Name of Issuer:
               --------------

               Kellogg Company

          (b)  Address of Issuer's Principal Executive Offices:
               -----------------------------------------------

               One Kellogg Square
               Battle Creek, Michigan 49016-3599


Item 2.   (a)  Name of Persons Filing:
               ----------------------

               The Bank of New York Company, Inc.

               Carlos M. Gutierrez
               William C. Richardson
               Jonathan T. Walton

          (b)  Address of Principal Business Office :
               ------------------------------------

               Person Filing                           Address
               -------------                           -------
               The Bank of New York Company, Inc.      One Wall Street
                                                       New York, NY 10286

               Carlos M. Gutierrez                     One Kellogg Square
                                                       P. O. Box 3599
                                                       Battle Creek, Michigan 49016

               William C. Richardson                   W.K. Kellogg Foundation
                                                       One Michigan Avenue East
                                                       Battle Creek, Michigan 49017

               Jonathan T. Walton                      37 Warner Rd.
                                                       Grosse Pointe Farms, Michigan 48236

Schedule 13G
Issuer: Kellog Company
Page 7 of 9

          (c)  Citizenship:
               -----------

               The Bank of New York Company, Inc.       -A New York Corporation
               Carlos M. Gutierrez                      -U.S. Citizen
               William C. Richardson                    -U.S. Citizen
               Jonathan T. Walton                       -U.S. Citizen

          (d)  Title of Class of Securities:
               ----------------------------

               All persons filing - common stock

          (e)  CUSIP Number:
               ------------

               All persons filing - 487836108


Item 3.   (a) - (j)

          This statement is being filed pursuant to Rule 13d-1(d).

Item 4.   Ownership:
          ---------

          (a)  Amount Beneficially Owned as of December 31, 2001:
               -------------------------------------------------

               The Bank of New York Company, Inc.       -129,238,086
               Carlos M. Gutierrez                      -128,580,618
               William C. Richardson                    -128,771,785
               Jonathan T. Walton                       -128,037,540

          (b)  Percent of Class:
               ----------------

               The Bank of  New York Company, Inc.      -      31.7%
               Carlos M. Gutierrez                      -      31.5%
               William C. Richardson                    -      31.6%
               Jonathan T. Walton                       -      31.4%

          (c)  Number of shares as to which such person has:
               --------------------------------------------

               (i)  Sole power to vote or to direct the vote:

               The Bank of New York Company, Inc.       -    210,217
               Carlos M. Gutierrez                      -    543,078
               William C. Richardson                    -     12,325
               Jonathan T. Walton                       -          0

               (ii) Shared power to vote or to direct the vote:

               The Bank of New York Company, Inc.       -129,027,868
               Carlos M. Gutierrez                      -128,037,540
               William C. Richardson                    -128,759,460
               Jonathan T. Walton                       -128,037,540

Schedule 13G
Issuer: Kellog Company
Page 8 of 9

               (iii)   Sole power to dispose or to direct the disposition of:

               The Bank of New York Company, Inc.         -    136,292
               Carlos M. Gutierrez                        -    536,105
               William C. Richardson                      -      5,400
               Jonathan T. Walton                         -          0

               (iv)    Shared power to dispose or to direct the disposition of:

               The Bank of New York Company, Inc.         -128,115,183
               Carlos M. Gutierrez                        -128,037,540
               William C. Richardson                      -128,759,460
               Jonathan T. Walton                         -128,037,540


Item 5.   Ownership of Five Percent or Less of a Class:
          ---------------------------------------------

          Not Applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person:
          ----------------------------------------------------------------

          See Exhibit 99.1

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
          ------------------------------------------------------------------

          The Bank of New York Company, Inc., a parent holding company, is filing with respect to its following subsidiaries:

                       The Bank of New York
                       One Wall Street
                       New York, NY 10286

                       The Bank of New York Trust Company
                       123 Main Street
                       White Plains, New York 10601

Item 8.   Identification and Classification of Members of the Group:
          ---------------------------------------------------------

          See Exhibits 99.2 and 99.3

Item 9.   Notice of Dissolution of Group:
          ------------------------------

          Not Applicable

Item 10.  Certification:
          -------------

          Not Applicable

Schedule 13G
Issuer: Kellogg Company
Page 9 of 9

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  February 8, 2002

                                        The Bank of New York, as trustee of the
                                        W.K. Kellogg Foundation Trust

                                        By /s/ Sharon L. Reed
                                          -------------------------------------
                                               Sharon L. Reed
                                               Vice President

                                               Carlos M. Gutierrez

                                               /s/ Sharon L. Reed
                                               --------------------------------
                                               By his attorney in fact,
                                               Sharon L. Reed


                                               William C. Richardson

                                               /s/ Sharon L. Reed
                                               --------------------------------
                                               By his attorney in fact,
                                               Sharon L. Reed


                                               Jonathan T. Walton


                                               /s/ Sharon L. Reed
                                               --------------------------------
                                               By his attorney in fact,
                                               Sharon L. Reed

                                    FORM 13G

                                  EXHIBIT INDEX
                                  -------------

Exhibit No.         Exhibit
----------          -------

Exhibit 24.1 Power of Attorney of Carlos M. Gutierrez dated September 7, 2000 (incorporated by reference to Exhibit 24.1 to Amendment No. 24 to this Schedule 13G filed on February 12, 2001 ("Amendment No. 24")).

Exhibit 24.2 Power of Attorney of William C. Richardson dated September 7, 2000 (incorporated by reference to Exhibit 24.2 to Amendment No. 24).

Exhibit 24.3 Power of Attorney of Jonathan T. Walton dated September 7, 2000 (incorporated by reference to Exhibit 24.3 to Amendment No. 24).

Exhibit 99.1        Ownership of More Than 5 Percent on Behalf of Another
                    Person.

Exhibit 99.2        Identity of Each Person Filing This Schedule 13G.

Exhibit 99.3        Agreement Pursuant to Rule 13d-1(k)(1)(iii).